UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026 (Report No. 2)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

The disclosure in this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On March 5, 2026, SaverOne 2014 Ltd. (the “Company”) completed the initial closing (the “Stage 1 Closing”) under the Exchange Agreement, dated as of January 26, 2026 (the “Exchange Agreement”) by and between the Company and VisionWave Holdings, Inc. (the “VisionWave”).

As previously disclosed in the Company’s report on Form 6-K filed with the Securities and Exchange Commission on January 26, 2026, the Exchange Agreement provides for a staged equity exchange and strategic collaboration, pursuant to which, upon completion of all stages, VisionWave will beneficially own approximately 51% of SaverOne’s issued and outstanding ordinary shares (on a fully diluted basis, excluding certain dilutive effects), and SaverOne will own shares of the Company’s common stock having an aggregate value of $7 million (subject to a value protection mechanism). The transactions also include the grant by the Company to SaverOne of a non-exclusive license to certain of the Company’s RF-related intellectual property to support the development of the Company’s RF-focused defense and military technology initiatives.

At the Stage 1 Closing, VisionWave issued to the Company 365,610 shares of VisionWave’s restricted shares of common stock (the “Stage 1 VisionWave Shares”) having an aggregate value of approximately $2.75 million, calculated based on the VWAV Average Price (as defined in the Exchange Agreement) of $7.5031 per share. In exchange, SaverOne will issue to the Company148,584 restricted ADSs (representing 6,418,828,800 restricted ordinary shares) representing 19.99% of SaverOne’s issued and outstanding share capital as of the effective date of the Exchange Agreement (calculated on a fully diluted basis, excluding any dilutive effects from future issuances unrelated to the Exchange Agreement). In order to preserve the agreed economic value of the Stage 1 VisionWave Shares, in the event that the market price of the VisionWave common stock declines by more than 10% from the VWAP price for any stage during the ten (10) trading days following issuance, then VisionWave undertook to issue additional VisionWave common stock or pre-funded warrant to make up the shortfall, subject to compliance with Nasdaq rules.

The foregoing description of the Stage 1 Closing and the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, a copy of which is filed as an exhibit to this report on Form 6-K which was filed on January 26, 2026.

On March 10, 2026, the Company issued a press release announcing the Stage 1 Closing. A copy of the press release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press released titled: “SaverOne and VisionWave Complete the First Stage of their Strategic Transaction to Advance an RF Defense Platform”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2026	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa
	Title:	Chief Executive Officer

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